United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale reaches significant milestone with reduction of Forquilha III dam emergency level 3

Rio de Janeiro, August 18, 2025 – Vale S.A. (“Vale” or the “Company”) announces that the emergency level of the Forquilha III dam, located at the Fábrica mine in the municipality of Ouro Preto (MG), has been reduced from level 3 to level 2 as of today, in accordance with a decision by the Brazilian National Mining Agency. With this reduction, Vale no longer has any dams classified at emergency level 3 in its portfolio.

“We have fulfilled our commitment to have no dams at emergency level 3 in 2025, reinforcing the safety of people and the environment. We have also successfully implemented, within the scheduled timeframe, the Global Industry Standard on Tailings Management (GISTM) for all our tailings dams. We will continue to advance the implementation of the Upstream Dam Decharacterization Program and the continuous improvement of our dam management”, said Gustavo Pimenta, Vale’s CEO.

The reduction in the emergency level was made possible by the obtention of new field and laboratory data, studies, and improvements in instrumentation, which enabled a better understanding of the structure and resulted in safety factors that meet the criteria required for lowering the emergency level.

“The Forquilha III Dam is part of Vale’s Upstream Dam Decharacterization Program and is currently undergoing preparatory works for the start of its decharacterization process, scheduled to begin in 2026. Since 2019, 17 of the 30 structures included in the Decharacterization Program have already been decharacterized. The Company has made significant investments in governance and technology, which allow for safer and more accurate information about the condition of each structure”, said Rafael Bittar, Vale’s Technical Executive Vice-President.

Vale maintains permanent control and monitoring measures for its dams, operating 24 hours a day, 7 days a week, through Vale’s Geotechnical Monitoring Center.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

1 As recorded in the Integrated Mining Dam Management System (SIGBM, acronym in Portuguese) of the Brazilian National Mining Agency.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: August 18, 2025		Director of Investor Relations